EXHIBIT 99.1

Alio Gold Provides Second Quarter 2017 Update

VANCOUVER, British Columbia, Aug. 10, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), today reported its second quarter 2017 results. Production results were previously released on July 6, 2017.  The Company will host a conference call at 11:00am EDT today, refer to the end of the release for further details.

Second Quarter Highlights and Recent Developments

  Gold production of 22,011 ounces at an all-in sustaining cost1 (“AISC”) of $954 per ounce, in line with guidance.
  Maintained 2017 guidance of 86,000 to 92,000 ounces of gold at AISC less than $1,000 per ounce with 20,000 to 22,000 ounces of production expected in Q3 2017.
  Initiated Revitalization Plan for the San Francisco Mine following updated NI 43-101 technical report filed in May 2017.
  Commenced the Definitive Feasibility Study (“DFS”) for the high-grade, high-margin Ana Paula project after positive Pre-Feasibility Study (“PFS”) released.
  Completed CAD$50.4 million bought deal financing.

“The San Francisco Mine continued to deliver strong production and cash cost performance in the second quarter,” said Greg McCunn, Chief Executive Officer. “With the revitalization plan of the mine underway we are well positioned to continue to generate cash flow which combined with our recently completely CAD$50.4 million bought deal financing significantly strengthens the balance sheet. We continue to advance our high grade, high margin Ana Paula project and have recently submitted for the change of land use permit and commenced the definitive feasibility study.”

Summarized Financial and Operating Results

($ thousands, except where indicated)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Gold sold (ounces)	21,495	26,474	47,544	51,141
Silver sold (ounces)	10,332	14,884	22,231	29,555
Metal revenues	$27,069	$33,075	$59,375	$61,684
Production costs, excl. depreciation and depletion	$16,071	$18,296	$35,433	$37,289
Net earnings (loss) from operations	$7,751	$8,704	$17,531	$506
Net earnings (loss)	$3,512	$6,395	$9,554	$(3,938)
Net earnings (loss) per share, basic	$0.10	$0.20	$0.27	$(0.12)
Cash flows from operating activities*	$2,772	$11,485	$12,515	$14,245
By-product cash costs[2] (per ounce)	$740	$681	$737	$720
AISC[1] (per ounce)	$954	$761	$896	$796
Average realized gold price per gold ounce	$1,252	$1,232	$1,241	$1,197

*after changes in non-cash working capital

Financial performance

Metal revenues decreased by 18.1% to $27.1 million compared to $33.1 million during Q2 2016, as a result of fewer ounces sold, partially offset by an increase in the average realized gold price.

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $16.1 million compared to $18.3 million during Q2 2016.

Depletion and depreciation costs decreased 80.0% to $0.8 million compared to $4.0 million during Q2 2016. This decrease was due to an improved mine plan, resulting in lower unit-of-production depreciation rates.

Earnings from operations decreased 10.3% to $7.8 million compared to $8.7 million during Q2 2016. This decrease was due to lower earnings from mine operations of $10.2 million compared to $10.8 million during Q2 2016.

Corporate and administrative expenses increased 19.0% to $2.5 million compared to $2.1 million during Q2 2016. This increase was primarily due to $0.7 million of termination benefits being incurred related to corporate restructuring.

Cash provided by operating activities was $2.8 million compared to $11.5 million during Q2 2016. The decrease was due to:

  A decrease in metal revenues due to lower grade processed;
  An increase in contract mining costs due to increased strip ratio;
  Tax instalments being applied against VAT receivable;
  Slower VAT receivable collection;
  Building of inventory supplies; and,
  Termination benefits related to corporate restructuring.

Cash and cash equivalents at June 30, 2017, were $35.9 million. During the quarter, the Company generated $2.8 million from operations, invested $2.8 million on sustaining capital expenditures, $0.1 million on exploration and evaluation projects, and $3.2 million on the Ana Paula project. Also, the Company received $1.3 million of its VAT receivable in cash. Subsequent to June 30, 2017, the Company received $37.9 million net proceeds from the bought deal financing, $2.5 million related to the completion of the sale of the Caballo Blanco asset on July 20, 2016, and $0.1 million of the $4.3 million VAT receivable.

Working capital at June 30, 2017, was $39.6 million, an improvement of $25.7 million from June 30, 2016. This increase is a result of improved cash provided by operating activities. Additionally, during the prior fiscal year, the Company:

  Sold the Caballo Blanco Property increasing cash by $9.2 million;
  Completed a bought deal financing increasing cash by $13.8 million; and,
  Settled the loan facility and debenture decreasing cash by $10.2 million and $1.5 million, respectively.

San Francisco (the “Mine”,100%-owned)

The Mine produced 22,011 gold ounces and 10,332 silver ounces compared to 25,863 gold ounces and 14,884 silver ounces during Q2 2016. The decrease was primarily as a result of lower grade ore processed, as anticipated in the mine plan.

The Mine’s by-product cash cost was $740 per ounce while AISC was $954 per ounce, inline with guidance for AISC of less than $1,000 per ounce. During Q2 2016 by-product cash cost was $681 per ounce and AISC was $761 per ounce. The increase in cash cost was due to fewer ounces produced combined with an increase in waste stripping in-line with the new mine plan.

A Revitalization Plan was announced during the second quarter which includes a significant pre-stripping campaign, modifying the crusher and upgrading the power infrastructure. The updated plan increases gold production to between 100,000 – 120,000 ounces of gold per year for over six years and increased reserves by 71.4% to 928,700 contained gold ounces (57.79 million tonnes at 0.527 grams per tonne gold).

The pre-stripping campaign envisions moving approximately 22 million tonnes of waste from the San Francisco Main pit and the La Chicharra pit over the next 20 months. Pre-stripping of Phase 6 of the San Francisco Main pit is currently underway.

The power infrastructure upgrade will provide additional transformer capacity to eliminate the use of diesel generated power on the Mine site. The detailed engineering for the power upgrade was initiated in June 2017 and an order for the new transformer is expected to be placed in Q3 2017.  The project is expected to be completed by mid-2018.

Crushing plant modifications are being planned to reduce the particle size of ore being sent to the leach pads and improve gold recovery. The detailed engineering for the crusher modification commenced in June 2017 with the first phase expected to be completed in Q3 2018.

Ana Paula (the “Project”, 100%-owned)

During the second quarter the Pre-Feasibility Study for the Ana Paula project was completed and the Environmental Impact Assessment (“MIA”) authorization from SEMARNAT (Mexico’s Secretary of Environment and Natural Resources) was received. Subsequently, a Definitive Feasibility Study (“DFS”) was initiated in mid-July 2017 using the same group of consultants that prepared the PFS and it is expected to take nine to ten months to complete. The DFS will be based on the updated mineral resource estimate and mine plan as well as additional metallurgical testing. The DFS will provide a higher level of confidence in the robustness of the project economics than the PFS and allow the Company’s Board of Directors to make an investment decision to proceed with construction of the project during Q2 2018.

As the Company advances its engineering studies, it has also commenced discussions on financing alternatives for the Ana Paula project including project or corporate debt. It is expected that financing for approximately $90 million of the total estimated $137.5 million capital cost will be arranged, subject to conditions precedent for drawing, in conjunction with the completion of the DFS.

The land on which the Company expects to construct the Ana Paula project is privately owned land. The Company has acquired or signed 30-year lease terms for approximately 75% of the land required for the Project. During Q2 2017, the Company applied for a Change of Land Use Permit (“ETJ”) for this land and expects to receive the permit within three to four months of filing the application. The Company expects to complete the balance of land acquisition and lease agreements during Q3 2017 and receive complete Change of Land Use Permits by the end of 2017.

Director Retirement

The Company also announces today that Tony Hawkshaw will be retiring from the board of directors on September 1, 2017. “Tony joined the board in 2014 at a difficult time for the Company”, said Bryan Coates, Chairman of the Board. “We would like to thank him for his tireless work through a period of successful change in the Company which included the acquisition of the Company’s Ana Paula project, a change of the management team and rebranding as Alio Gold.  We wish Tony continued success in his future endeavors and his retirement”.

Please refer to the Company's financial statements, related notes and accompanying Management Discussion and Analysis ("MD&A") for a full review of the San Francisco operation and Ana Paula project. This can be viewed on the Company’s website at www.aliogold.com, on SEDAR at  www.sedar.com and EDGAR at www.sec.gov.

Second quarter conference call and webcast details:

Date:	Thursday, August 10, 2017
Time:	11:00am (EDT)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	52489332
Webcast:	http://edge.media-server.com/m/p/z6jucap5
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico.  Its principal assets include the producing San Francisco mine in Sonora, Mexico and the development stage Ana Paula project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Footnotes:

1) All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

Three months ended June 30,			Six months ended June 30,
	2017	2016	2017	2016
Production costs	$16,071	$18,296	$35,433	$37,289
Corporate and administrative expenses (1)	1,748	2,098	3,073	3,852
Sustaining capital expenditures	2,799	-	4,360	-
Accretion for site reclamation and closure	57	17	114	30
Less: By-product silver credits	(172)	(261)	(380)	(483)
All-in sustaining costs	20,503	20,150	42,600	40,688
Divided by gold sold (ozs)	21,495	26,474	47,544	51,141
All-in sustaining cost per gold ounce on a by-product basis	$954	$761	$896	$796

(1) Corporate and administrative expenses adjusted for the three months and six months ended June 30, 2017, to remove termination benefits of $0.7 million.

2) Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce. The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Production costs	$16,071	$18,296	$35,433	$37,289
Divided by gold sold (ozs)	21,495	26,474	47,544	51,141
Cash cost per gold ounce	748	691	745	729
Less: By-product silver credits per gold ounce (1)	(8)	(10)	(8)	(9)
Cash cost per gold ounce on a by-product basis	$740	$681	$737	$720

(1) Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and six months ended June 30, 2017, total by-product silver credits were $0.2 million and $0.4 million, respectively (three and six months ended June 30, 2016 - $0.3 million and $0.5 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

3) For further information on the mineral reserves and resources refer to the technical report entitled “NI 43-101 F1 Technical Report Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico”, report date February 29, 2016 which is available on Alio Gold’s SEDAR profile at www.sedar.com.

Cautionary Note to United States Investors
The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this news release describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com